Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Three Months
Ended
March 31, 2010

Earnings from continuing operations before income taxes	$245

Adjustments:
Interest expense	38
Interest component of rental expense (1)	9
Amortization of capitalized interest	1
Loss from continuing operations as adjusted	$293

Fixed charges:
Interest expense	$38
Interest component of rental expense (1)	9
Capitalized interest	-
Total fixed charges	$47

Ratio of earnings to fixed charges	6.23

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.